As filed with the Securities and Exchange Commission on November 13, 2025

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Bain Capital Private Credit

(Name of Issuer)

Bain Capital Private Credit

(Name of Person(s) Filing Statement)

Class S, Class D and Class I Shares of Beneficial Interest

(Title of Class of Securities)

BAT7080ZA, BAT7081ZA, BAT7082ZA

(CUSIP Number of Class of Securities)

Adriana Rojas Garzón, Esq.

BCPC Advisors, LP

200 Clarendon Street, 37th Floor

Boston, Massachusetts 02116

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Richard Horowitz, Esq.

Dechert LLP

Three Bryant Park, 1095 Avenue of the Americas

New York, NY 10036

November 3, 2025

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:	Filing Parties:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission (the “SEC”) on November 3, 2025 by Bain Capital Private Credit (the “Fund”), a Delaware statutory trust and an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”), and relates to the Offer by the Fund to purchase up to 1,471,491 of its outstanding shares of beneficial interest (including Class I common shares of beneficial interest, Class D common shares of beneficial interest and Class S common shares of beneficial interest, collectively, the “Shares”) pursuant to tenders by shareholders of the Fund at a price equal to the net asset value per Share as of the Valuation Date, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 3, 2025 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”). The Offer to Purchase and the Letter of Transmittal are incorporated herein by reference to the extent provided herein.

The Fund has determined to extend the Expiration Date of the Offer, as further discussed below. No change will be made to the Valuation Date as a result of the extension of the Expiration Date. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO.

You should read this Amendment No. 1 together with the Schedule TO, the Offer to Purchase and the Letter of Transmittal. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

Item 1. Summary Term Sheet; Item 4. Terms of the Transaction.

This Amendment No. 1 amends and supplements Items 1 and 4 of the Schedule TO as follows:

Extension of the Offer

The Fund is extending the Expiration Date of the Offer until 11:59 P.M., Eastern Time, on Wednesday, December 10, 2025, unless further extended. The Offer was previously scheduled to expire at 11:59 P.M., Eastern Time, on December 3, 2025. Throughout the Schedule TO, the Offer to Purchase and the Letter of Transmittal, all references to 11:59 P.M. Eastern Time, December 3, 2025 or to the “Expiration Date” of the Offer are hereby amended to refer to 11:59 P.M. Eastern Time on Wednesday, December 10, 2025.

No change will be made to the Valuation Date as a result of the extension of the Expiration Date. Accordingly, the Valuation Date will remain December 31, 2025 or such later date as may be determined by the Fund if the Offer is further extended.

On or about November 13, 2025, the Fund advised the holders of Shares of the extension of the Offer by letter. A copy of the letter is attached hereto as Exhibit (a)(1)(vii) and is incorporated herein by reference.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 amends and supplements only the items and exhibits to the Schedule TO that are being amended and supplemented, and unaffected items and exhibits are not included herein.

Item 12. Exhibits.

EXHIBIT NUMBER	DESCRIPTION

(a)(1)(i)*	Cover Letter to Offer to Purchase and Letter of Transmittal, November 3, 2025.

(a)(1)(ii)*	Offer to Purchase, dated November 3, 2025.

(a)(1)(iii)*	Form of Letter of Transmittal.

(a)(1)(vii)	Letter to Shareholders, dated November 13, 2025.

107*	Filing Fee Table.

*	Previously filed as an exhibit to the Schedule TO-I filed with the Securities and Exchange Commission on November 3, 2025.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BAIN CAPITAL PRIVATE CREDIT

By:	/s/ Amit Joshi
Name: Amit Joshi
Title: Chief Financial Officer and Principal Accounting Officer

Dated: November 13, 2025